                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


(Mark One)
    |X|          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                                       OR
    |_|          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

               For the transition period from ________ to ________

                        Commission file number 333-36841

             A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            THE WORTHINGTON FOODS TAX SAVINGS AND PROFIT SHARING PLAN


             B. Name of issuer of the securities held pursuant to the
             plan and the address of its principal executive office:
                             WORTHINGTON FOODS, INC.
                              900 PROPRIETORS ROAD
                              WORTHINGTON, OH 43085


                      Index to Exhibits appears on Page 15
                               Page 1 of 16 pages

                              REQUIRED INFORMATION
                              --------------------

The following financial statements and schedules for The Worthington Foods Tax Savings and Profit Sharing Plan are being filed herewith:

                       Description                                      Page No.
                       -----------                                      --------
Signature                                                                  3

Report of Independent Auditors                                             4

Financial Statements:
     Statements of Net Assets Available for Benefits,
         With Fund Information as of December 31,
         1998 and 1997                                                   5 - 6

     Statements of Changes in Net Assets Available for
         Benefits, With Fund Information for the year
         ended December 31, 1998                                           7

     Notes to the Financial Statements                                   8 - 12

Supplemental Schedules:
     Line 27(a) - Schedule of Assets Held for Investment
         Purposes as of December 31, 1998                                  13

     Line 27(d) - Schedule of Reportable Transactions
          for the year ended December 31, 1998                             14

Note:     Supplemental schedules required by the Employee Retirement Income
            Security Act of 1974 that have not been included here are not applicable to The Worthington Foods Tax Savings and Profit Sharing
            Plan.

Index to Exhibits                                                          15

   Exhibit 1 - Consent of Ernst & Young LLP, Independent Auditors          16

                                   SIGNATURES
                                   ----------


The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        THE WORTHINGTON FOODS TAX SAVINGS AND
                                        PROFIT SHARING PLAN

Date: June 28, 1999                     /s/ Dale E. Twomley
     -----------------                  ----------------------------------------
                                        Chairman, President and Chief Executive
                                        Officer

                         Report of Independent Auditors


Board of Directors
The Worthington Foods Tax Savings
   and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of The Worthington Foods Tax Savings and Profit Sharing Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended, are presented for purposes additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                       /s/ Ernst & Young LLP

May 27, 1999

                                    The Worthington Foods Tax Savings and Profit Sharing Plan

                              Statement of Net Assets Available for Benefits, With Fund Information

                                                        December 31, 1998

                                                                              GROWTH AND  RETIREMENT
                                                     MAGELLAN     BALANCED      INCOME       MONEY     INTERMEDIATE     BLUE CHIP
                                         TOTAL         FUND         FUND         FUND     MARKET FUND    BOND FUND        FUND
                                       ------------------------------------------------------------------------------------------
ASSETS
Investments, at fair value as
  determined by quoted market price:
    Mutual funds                       $9,192,219   $1,850,607   $1,065,189   $2,544,562   $619,108      $259,303      $2,853,450
    Worthington Foods, Inc.
      common stock                             --           --           --           --         --            --              --
    Loans to participants                      --           --           --           --         --            --              --
                                       ------------------------------------------------------------------------------------------
      Total investments                 9,192,219    1,850,607    1,065,189    2,544,562    619,108       259,303       2,853,450

Receivables:
   Contribution--employer                 301,452       44,408       36,647       68,662     80,598         6,988          64,149
   Contribution--employee                  58,756       11,080        7,702       16,413      6,263         1,564          15,734
                                       ------------------------------------------------------------------------------------------

Net assets available for benefits      $9,552,427   $1,906,095   $1,109,538   $2,629,637   $705,969      $267,855      $2,933,333
                                       ==========================================================================================

                                          OVERSEAS      LOW-PRICED      AGGRESSIVE       WORTHINGTON          LOAN
                                            FUND        STOCK FUND      GROWTH FUND       FOODS FUND          FUND
                                          --------------------------------------------------------------------------
ASSETS
Investments, at fair value as
  determined by quoted market price:
    Mutual funds                           $6,133         $11,756         $146,052         $     --         $     --
    Worthington Foods, Inc.
      common stock                             --              --               --          322,576               --
    Loans to participants                      --              --               --               --          205,822
                                          --------------------------------------------------------------------------
      Total investments                     6,133          11,756          146,052          322,576          205,822

Receivables:
   Contribution--employer                     560             393            3,029           12,743               --
   Contribution--employee                     426             488            1,529            3,569               --
                                          --------------------------------------------------------------------------

Net assets available for benefits          $7,119         $12,637         $150,610         $338,888         $205,822
                                          ==========================================================================

    The accompanying notes are an integral part of the financial statements.

                                    The Worthington Foods Tax Savings and Profit Sharing Plan

                              Statement of Net Assets Available for Benefits, With Fund Information

                                                        December 31, 1997

                                                                            GROWTH AND  RETIREMENT
                                                     MAGELLAN    BALANCED     INCOME       MONEY     INTERMEDIATE     BLUE CHIP
                                         TOTAL         FUND        FUND        FUND     MARKET FUND    BOND FUND        FUND
                                       ----------------------------------------------------------------------------------------
ASSETS
Investments, at fair value as
  determined by quoted market price:
   Mutual funds                        $7,074,771   $1,509,319   $829,046   $2,004,475    $478,052      $20,353      $2,184,164
   Worthington Foods, Inc.
     common stock                              --           --         --           --          --           --              --
   Loans to participants                       --           --         --           --          --           --              --
                                       ----------------------------------------------------------------------------------------
     Total investments                  7,074,771    1,509,319    829,046    2,004,475     478,052       20,353       2,184,164

Receivables:
   Contribution--employer                 301,510       52,345     39,709       79,408      49,613        5,574          74,861
   Contribution--employee                  51,684        8,916      6,916       15,993       4,186          830          14,843
                                       ----------------------------------------------------------------------------------------

Net assets available for benefits      $7,378,603   $1,570,580   $875,671   $2,099,876    $531,851      $26,757      $2,273,868
                                       ========================================================================================

                                          OVERSEAS     LOW-PRICED     EMERGING      WORTHINGTON         LOAN
                                            FUND       STOCK FUND    GROWTH FUND     FOODS FUND         FUND
                                          --------------------------------------------------------------------
ASSETS
Investments, at fair value as
  determined by quoted market price:
   Mutual funds                             $991        $19,012        $29,359        $     --        $     --
   Worthington Foods, Inc.
     common stock                             --             --             --         151,222              --
   Loans to participants                      --             --             --              --         133,462
                                          --------------------------------------------------------------------
     Total investments                       991         19,012         29,359         151,222         133,462

Receivables:
   Contribution--employer                     --          1,021            470           9,589              --
   Contribution--employee                     --            293            169             812              --
                                          --------------------------------------------------------------------

Net assets available for benefits           $991        $20,326        $29,998        $161,623        $133,462
                                          ====================================================================

    The accompanying notes are an integral part of the financial statements.

                              The Worthington Foods Tax Savings and Profit Sharing Plan

                                     Statement of Changes in Net Assets Available
                                         for Benefits, With Fund Information

                                             Year ended December 31, 1998

                                                                                            RETIREMENT
                                                                               GROWTH AND     MONEY      INTERMEDIATE
                                                    MAGELLAN      BALANCED       INCOME       MARKET         BOND
                                        TOTAL         FUND          FUND          FUND         FUND          FUND
                                     --------------------------------------------------------------------------------
ADDITIONS
Contributions:
   Employee                          $  518,257    $  131,354    $   94,767    $  211,236    $ 62,988      $ 17,912
   Employer                             356,650        73,550        58,535       112,675     100,933        10,957
   Rollovers                             42,970         3,671        27,715            --      11,584            --
                                     --------------------------------------------------------------------------------
                                        917,877       208,575       181,017       323,911     175,505        28,869

Investment income                       358,705        87,825       101,363       134,422      29,541         5,554

DEDUCTIONS
Benefits paid to participants          (610,703)     (202,699)      (90,977)     (280,076)    (36,588)         (363)

Net appreciation (depreciation)
    in fair value of investments        913,434       393,153        74,224       447,055          --          (998)
Fund transfers                          (64,954)     (151,339)      (31,760)      (95,551)      5,660       208,036
                                     --------------------------------------------------------------------------------
Net increase                          1,514,359       335,515       233,867       529,761     174,118       241,098

Net assets available for benefits:
   Beginning of year                  5,104,735     1,570,580       875,671     2,099,876     531,851        26,757
                                     --------------------------------------------------------------------------------

   End of Year                       $6,619,094    $1,906,095    $1,109,538    $2,629,637    $705,969      $267,855
                                     ================================================================================

                                        BLUE
                                        CHIP      OVERSEAS   LOW-PRICED    EMERGING     WORTHINGTON    LOAN
                                        FUND        FUND     STOCK FUND   GROWTH FUND   FOODS FUND     FUND
                                     ------------------------------------------------------------------------
ADDITIONS
Contributions:
   Employee                          $  196,975    $3,521     $  7,331      $ 13,344     $ 32,931    $     --
   Employer                             107,812     1,405        1,964         5,571       20,303          --
   Rollovers                              3,671        --          536            --          536          --
                                     ------------------------------------------------------------------------
                                        308,458     4,926        9,831        18,915       53,770          --

Investment income                       118,939       119          980         8,712        1,700       5,892

DEDUCTIONS
Benefits paid to participants          (265,306)       --      (21,589)           --       (6,774)         --

Net appreciation (depreciation)
    in fair value of investments        638,656      (238)        (345)       16,361       70,180          --
Fund transfers                         (141,282)    1,321        3,434        76,624       58,389      66,468
                                     ------------------------------------------------------------------------
Net increase                            659,465     6,128       (7,689)      120,612      177,265      72,360

Net assets available for benefits:
   Beginning of year                  2,273,868       991       20,326        29,998      161,623     133,462
                                     ------------------------------------------------------------------------

   End of Year                       $2,933,333    $7,119     $ 12,637      $150,610     $338,888    $205,822
                                     ========================================================================

    The accompanying notes are an integral part of the financial statements.

            THE WORTHINGTON FOODS TAX SAVINGS AND PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


1. DESCRIPTION OF THE PLAN

The following description of the Worthington Foods Tax Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to The Worthington Foods Tax Savings and Profit Sharing Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a contributory defined contribution plan covering substantially all employees except those covered by a collective bargaining agreement retirement plan. Full time employees 21 years of age or older are eligible to participate on the first day of the calendar quarter following their date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute up to 15% of pretax annual compensation but not more that the limit set by the Internal Revenue Service. Worthington Foods, Inc. (the Sponsor) contributes 50% of the first 4% of base compensation that a participant contributes to the plan. Upon the discretion of Worthington Foods, Inc., all eligible employees may also receive a discretionary profit-sharing contribution at the option of the Sponsor.

Upon enrollment, a participant may direct their contributions to various Fidelity Management Trust Company investment funds, including the Worthington Foods fund, a unitized employer stock fund which invests primarily in the stock of Worthington Foods, Inc. The matching contributions and discretionary profit sharing contributions are allocated to the various funds in the same proportion as the participant contributions.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Allocations are based on the ratio of the participant's account balance in the respective fund to the total fund balance as of the valuation date. Allocation of profit-sharing contributions are based on the ratio of the compensation with respect to total compensation for all participants. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions and for the year ended December 31, 1998 were $11,431.

            THE WORTHINGTON FOODS TAX SAVINGS AND PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Employee and employer matching contributions are 100% vested. Employer discretionary profit sharing contributions are 100% vested if the employee was employed by the Sponsor prior to October 1, 1995. If the employee was hired after October 1, 1995, his vested interest in the employer discretionary contributions are 100% vested attributable to profit-sharing contributions made prior to October 1, 1997. Vesting for contributions made after October 1, 1997 are in accordance to the following vesting schedule:

                                                            PERCENTAGE VESTED
          YEARS OF SERVICE                                  AND NONFORFEITABLE
--------------------------------------------------------------------------------
       Less the 3 years                                              0%
       3 years                                                      20%
       4 years                                                      40%
       5 years                                                      60%
       6 years                                                      80%
       7 or more years                                             100%

PAYMENT OF BENEFITS

Upon retirement, death, disability or termination of service, or plan termination, a participant will receive a lump-sum amount equal to the vested value of his or her account.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from the investment fund to the loan investment fund. Loan terms range from 1-5 years up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by persons in the business of lending money. Principle and interest is paid ratably through monthly payroll deductions.

            THE WORTHINGTON FOODS TAX SAVINGS AND PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


1. DESCRIPTION OF THE PLAN (CONTINUED)

PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination participants will become 100% vested in their accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounts of the Plan are maintained on the accrual basis of accounting.

Investments are held by Fidelity Management Trust company and are accounted for at market value based on the closing market price for investments on the last day of the year. Realized gains or losses on investments is the difference between the proceeds received and the average cost of investments sold. Unrealized appreciation in fair value of investments is the net change in the difference between fair value and the cost of investments and is reflected in the statement of changes in assets available for benefits as realized and unrealized appreciation in fair value of investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-divided date. The participant loans are valued at their outstanding balances, which approximate fair value.

All administrative expenses are borne by Worthington Foods, Inc.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

            THE WORTHINGTON FOODS TAX SAVINGS AND PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


3. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                             DECEMBER 31
                                                         1998          1997
                                                      -------------------------
            Net assets available for benefits
               per the financial statements           $10,267,503   $7,725,003
            Amounts allocated to withdrawn
               Participants                                    --      (10,494)
                                                      -------------------------
            Net assets available for benefits
               per the Form 5500                      $10,267,503   $7,714,509
                                                      =========================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1998:

Benefits paid to participants per the financial statements             $904,372
Add:  Amounts allocated on Form 5500 to withdrawn
  participants at December 31, 1998                                          --
Less:  Amounts allocated on Form 5500 to withdrawn
  participants at December 31, 1997                                     (10,494)
                                                                       --------
Benefits paid to participants per the Form 5500                        $893,878
                                                                       ========

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 1998 and 1997, the Plan owned 28,309 and 17,482 units in the Worthington Foods, Inc. unitized employer stock fund. The market value of the employer stock fund at December 31, 1998 and 1997 was based on quoted market values. At December 31, 1998 and 1997, the unit value was approximately $11.40 and $8.65 per share.

            THE WORTHINGTON FOODS TAX SAVINGS AND PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service
(IRS) dated March 27, 1995 that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore believes that the Plan is qualified and the related trust is tax exempt. The Plan sponsor has requested a determination letter from the IRS to rule on the October 1, 1997 amendment and restatement of the Plan.

6. YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project June 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established formal communications with its third party service providers to determined that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by early 1999 If modifications of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

                         The Worthington Foods Tax Savings and Profit Sharing Plan

                        Line 27a - Schedule of Assets Held for Investment Purposes

                                             December 31, 1998

   IDENTITY OF ISSUE, BORROWER,          DESCRIPTION OF INVESTMENT                               CURRENT
     LESSOR OR SIMILAR PARTY                                                    COST              VALUE
----------------------------------------------------------------------------------------------------------
Fidelity Management Trust Company,
   Boston, Massachusetts                 Magellan Fund
                                           15,317 shares                     $1,252,534        $ 1,850,607
                                         Balanced Fund
                                           65,109 shares                        913,924          1,065,189
                                         Growth and Income Fund
                                           55,510 shares                      1,601,251          2,544,562
                                         Retirement Money Market Fund
                                           619,108 shares                       619,109            619,108
                                         Intermediate Bond Fund
                                           25,249 shares                        260,084            259,303
                                         Blue Chip Fund
                                           56,627 shares                      1,755,065          2,853,450
                                         Overseas Fund
                                           170 shares                             5,973              6,133
                                         Low-Priced Stock Fund
                                           514 shares                            13,327             11,756
                                         Aggressive Growth Fund
                                           4,597 shares                         133,932            146,052
                                         Worthington Foods Fund
                                           28,309 shares                        271,695            322,576
Loans to participants                    Interest rates ranging from
                                           8% to 12.95%                              --            205,822
                                                                             -----------------------------

                                                                             $6,826,894         $9,884,558
                                                                             =============================

                                    Worthington Foods, Inc. Tax Savings and Profit Sharing Plan
                                           Line 27d--Schedule of Reportable Transactions

                                                    Year ended December 31, 1998

                                                                                                             CURRENT VALUE
                                                                                                              OF ASSET ON    NET
                                                        DESCRIPTION OF        PURCHASE   SELLING     COST OF  TRANSACTION    GAIN
     IDENTITY OF PARTY INVOLVED                             ASSET              PRICE      PRICE       ASSET      DATE       (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------
Category (iii)--Series of transactions in excess of 5% of plan assets.
----------------------------------------------------------------------

Fidelity Management Trust Co.,                      Magellan Fund             $325,707   $     --   $325,707   $325,707    $     --
     Boston, Massachusetts                                                          --    377,572    291,774    377,572      85,798


                                                    Growth and Income Fund     558,339         --    558,339    558,339          --
                                                                                    --    465,308    332,527    465,308     132,781



                                                    Blue Chip Fund             507,848         --    507,848    507,848          --
                                                                                    --    477,219    349,290    477,219     127,929


There were no category (i), (ii) or (iv) reportable transactions during 1998.
-----------------------------------------------------------------------------

                              THE WORTHINGTON FOODS
                       TAX SAVINGS AND PROFIT SHARING PLAN
                           ANNUAL REPORT ON FORM 11-K


                     For fiscal year ended December 31, 1998



                              INDEX TO THE EXHIBITS
                              ---------------------

Exhibit Number                     Description                       Page Number
--------------                     -----------                       -----------

      1         Consent of Ernst & Young LLP, Independent Auditors        16